Annual General Meeting 8 August 2017 Exhibit 99.1

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the company’s future performance; • projections of the company’s results of operations or financial condition; • statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. 2

PAGE CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law. 3

PAGE Annual General Meeting 8 August 2017 Chairman’s Address – Michael Hammes 4

PAGE Annual General Meeting 8 August 2017 Items of Business* 5 *Shareholders should refer to the 2017 Notice of Annual General Meeting for the full text and background to each resolution set forth in the presentation

PAGE RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2017 • To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2017 6

PAGE RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2017 7 PROXY RESULTS: Votes %* For 360,338,619 99.83 Against 498,888 0.14 Open 108,452 0.03 Abstain 2,808,943 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 2: Remuneration Report for Fiscal Year 2017 • To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2017 8

PAGE RESOLUTION 2: Remuneration Report for Fiscal Year 2017 9 PROXY RESULTS: Votes %* For 302,469,868 84.50 Against 55,378,663 15.47 Open 108,452 0.03 Abstain 5,797,919 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 3: Election/Re-election of Directors a. That Steven Simms be elected as a director b. That Brian Anderson, who retires by rotation in accordance with the Constitution, be re-elected as a director c. That Russell Chenu, who retires by rotation in accordance with the Constitution, be re-elected as a director d. That Rudolf van der Meer, who retires by rotation in accordance with the Constitution, be re-elected as a director 10

PAGE RESOLUTION 3(a): Election of Director – Steven Simms 11 PROXY RESULTS: Votes %* For 362,514,246 99.95 Against 63,283 0.02 Open 105,952 0.03 Abstain 1,071,421 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 3(b): Re-election of Director – Brian Anderson 12 PROXY RESULTS: Votes %* For 361,456,609 99.66 Against 1,111,976 0.31 Open 105,952 0.03 Abstain 1,080,365 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 3(c): Re-election of Director – Russell Chenu 13 PROXY RESULTS: Votes %* For 355,762,888 98.12 Against 6,710,698 1.85 Open 105,952 0.03 Abstain 1,175,364 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 3(d): Re-election of Director - Rudolf van der Meer 14 PROXY RESULTS: Votes %* For 360,019,520 99.27 Against 2,542,439 0.70 Open 105,952 0.03 Abstain 1,086,991 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration • That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2018 15

PAGE RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration 16 PROXY RESULTS: Votes %* For 361,958,720 99.94 Against 113,938 0.03 Open 108,452 0.03 Abstain 1,573,792 N/A Excluded 0 N/A * Percentages have been rounded

PAGE RESOLUTION 5: Increase Non-Executive Director Fee Pool • That approval is given to increase the maximum remuneration payable to non-executive directors by US$500,000 per annum, from the current maximum aggregate amount of US$2.3million per annum to an increased maximum aggregate amount of US$2.8million per annum 17

PAGE RESOLUTION 5: Increase Non-Executive Director Fee Pool 18 PROXY RESULTS: Votes %* For 360,670,237 99.74 Against 845,086 0.23 Open 105,952 0.03 Abstain 1,535,942 N/A Excluded 597,685 N/A * Percentages have been rounded

PAGE RESOLUTION 6: Grant of Return on Capital Employed Restricted Stock Units • Approve the grant of Return on Capital Employed (ROCE) Restricted Stock Units (RSUs) under the 2006 Long Term Incentive Plan to James Hardie’s Chief Executive Officer, Louis Gries 19

PAGE RESOLUTION 6: Grant of Return on Capital Employed Restricted Stock Units 20 PROXY RESULTS: Votes %* For 334,074,794 92.33 Against 27,648,043 7.64 Open 105,952 0.03 Abstain 1,522,075 N/A Excluded 404,038 N/A * Percentages have been rounded

PAGE RESOLUTION 7: Grant of Relative Total Shareholder Return RSUs • Approve the grant of Relative Total Shareholder Return (TSR) RSUs to James Hardie’s Chief Executive Officer, Louis Gries 21

PAGE RESOLUTION 7: Grant of Relative Total Shareholder Return RSUs 22 PROXY RESULTS: Votes %* For 333,775,634 92.25 Against 27,938,513 7.72 Open 105,952 0.03 Abstain 1,530,765 N/A Excluded 404,038 N/A * Percentages have been rounded

PAGE Other Items of Business 23

Annual General Meeting 8 August 2017